UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 3, 2008

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS.

On March 3, 2008, Irwin Financial Corporation announced that its Board of Directors voted to suspend quarterly dividends on the Corporation's common, preferred and trust preferred securities, as described in the Corporation's press release attached as Exhibit 99.1, which is incorporated herein by reference.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99.1	Press Release dated March 3, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: March 3, 2008   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 3, 2008

News Release: IMMEDIATE RELEASE

For further information contact:
Susan Matthews 317.590.3202

IRWIN FINANCIAL CORPORATION ANNOUNCES SUSPENSION OF QUARTERLY DIVIDENDS

(Columbus, IN, March 3, 2008) Irwin Financial Corporation (NYSE:IFC), a bank holding company focusing on small business and consumer mortgage lending, today announced its Board of Directors has voted to suspend quarterly dividends on its common, preferred and trust preferred securities.

"During the last two years, our dividends have exceeded our earnings," noted Will Miller, Chairman and CEO. "Until we return to normal levels of profitability, that is neither a sustainable nor wise strategy.

"While our holding company (IFC) and Bank capital levels are strong, a dividend from our subsidiary, Irwin Union Bank and Trust, to IFC is necessary for us to provide continuity in paying dividends. Under banking regulations, we are not currently permitted to pay dividends from the Bank without permission from our regulators. In the past, we have sought and received such permission. Irwin Union Bank and Trust's capital at year end was well in excess of our policy of maintaining 12% risk weighted capital – which policy is 20% above the regulatory standards for a "well-capitalized" bank. Nonetheless, our Board is confident, given the current extraordinary uncertainty in the capital markets and continued deterioration in credit quality in the first quarter, that such a request for dividends from Irwin Union Bank and Trust would not be granted at this time and they have taken appropriate, cautionary action in suspending dividends.

"As the Chairman and CEO, as well as the Corporation's largest shareholder, I am committed to resuming dividends as soon as conditions permit," Miller said, "although this is unlikely to be possible in 2008. Our ability to do this in the future will be impacted by a return to normal levels of profitability at Irwin, as well as improvements in the broad credit markets that influence the regulatory environment.

Irwin Union Bank and Trust's liquidity remains good. It does not use warehouse lines of credit or repo facilities. This dividend action has no impact on customers of the Bank. For the Bank, it is business as usual.

"The current environment remains challenging," Miller continued. "Due to further deterioration and credit costs in our home equity and commercial banking portfolios in the first two months of 2008, current results are likely to be weaker than earlier expected, but we are confident we will remain within our policy of maintaining 12% or greater risk

weighted capital at Irwin Union Bank and Trust. To lower our risk, the Bank has taken additional steps to enhance the credit quality of ongoing originations, including tightening of underwriting guidelines in each of our portfolios. In addition, we have recently decided to cease production of second mortgages above a combined loan-to-value ratio of 95 percent in our home equity segment.

"We will continue to manage the size of our balance sheet with an eye towards maintaining good capital ratios. We anticipate updating our expectations for the first quarter and holding a conference call with investors when we file our 10-K later this month," Miller said.

"In sum, these precautionary steps help ensure the long-term strength of our 137 year old bank so that it remains a vital organization in the future. With strong capital, good liquidity at the Bank, and our moves to reduce risk in our ongoing originations, I believe we can and will manage through the increased uncertainties in the current environment and, when conditions permit, restore the dividends," Miller concluded.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business, provides a broad range of financial services to small businesses and consumers in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements that are based on management's beliefs, assumptions, projections and expectations, including: the effects of the Board's decision to suspend dividends and other steps taken to reduce our risk, statements about our expected capital levels, the payment of future dividends and our revised outlook, and any other statements that are not historical facts. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey or imply our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements.

We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending and deposit operations;

the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality or collectability of our loan and lease assets, including deterioration resulting from the effects of natural disasters; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of our lines of business, subsidiaries, or companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in laws, rules or regulations that affect tax, consumer or commercial lending, corporate governance and disclosure requirements, regulatory capital, and other laws or regulations affecting the rights and responsibilities of our Corporation, bank or thrift; regulatory actions that impact our Corporation, bank or thrift, including the memorandum of understanding entered into as of March 1, 2007, between our subsidiary bank and the Federal Reserve Bank of Chicago; changes in the interpretation of regulatory capital or other rules; the availability of resources to address changes in laws, rules or regulations or to respond to regulatory actions; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the effects of general economic conditions, including fluctuations in housing prices; the final disposition of our remaining assets and obligations of our discontinued mortgage banking segment, including the possibility that repurchase demands by third parties could exceed our current estimates; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

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